UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

USA TRUCK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902925106

(CUSIP Number)

Stone House Capital Management, LLC

Attn: Mark Cohen

950 Third Avenue, 17th Floor

New York, NY 10022

(212) 543-1500

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of reporting persons Stone House Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,550,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,550,000
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) OO, IA

CUSIP No. 902925106

1.	Names of reporting persons SH Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,550,000
	8.	Shared voting power 0
	9.	Sole dispositive power 1,550,000
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 902925106

1.	Names of reporting persons Mark Cohen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,550,000
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,550,000
11.	Aggregate amount beneficially owned by each reporting person 1,550,000
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 14.6%
14.	Type of reporting person (see instructions) IN, HC

This Amendment No. 6 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”) of USA Truck, Inc., a Delaware corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

“On May 14, 2015, Partners entered into an underwriting agreement (the “Underwriting Agreement”), among the Issuer, Baker Street Capital, L.P. (together with Partners, the “Selling Stockholders”), and Stephens Inc. and Cowen and Company as representatives of the underwriters, relating to the previously announced secondary public offering of 2,000,000 (including the over-allotment option, which was exercised on May 15, 2015) shares of Common Stock (the “Shares”), by the Selling Stockholders. 600,000 of the Shares are to be sold by Partners. The offering is expected to close on or about May 20, 2015, subject to customary closing conditions.

Under the Underwriting Agreement, Partners agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended, and liabilities arising out of Partners’ breach of the Underwriting Agreement, or to contribute to payments the underwriters may be required to make because of any of those liabilities. The offering of the Shares is registered under the Securities Act, pursuant to the Issuer’s shelf registration statement on Form S-3, as amended (File No. 333-202601), as supplemented by a preliminary prospectus supplement dated May 8, 2015, and a final prospectus supplement dated May 15, 2015.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 99.4 and is incorporated herein by reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.2	2015 Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated February 25, 2015 (incorporated herein by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons, Baker Street Capital, L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman with the Commission on February 26, 2015).

99.3	Amendment to Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated May 5, 2015 (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.4	Underwriting Agreement, by and among Partners, Baker Street Capital, L.P., the Issuer, and Stephens Inc. and Cowen and Company, as representatives of the underwriters, dated May 14, 2015 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer with the Commission on May 18, 2015).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2015	STONE HOUSE CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

MARK COHEN

/s/ Mark Cohen

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.2	2015 Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated February 25, 2015 (incorporated herein by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons, Baker Street Capital, L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman with the Commission on February 26, 2015).

99.3	Amendment to Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated May 5, 2015 (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.4	Underwriting Agreement, by and among Partners, Baker Street Capital, L.P., the Issuer, and Stephens Inc. and Cowen and Company, as representatives of the underwriters, dated May 14, 2015 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer with the Commission on May 18, 2015).